                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                           New York, NY 10281-1008

W. Wayne Miao
Assistant Vice President &
Assistant Counsel

April 28, 2005

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

            Re:   Bond Fund Series on behalf of Oppenheimer Convertible
                  Securities Fund
                  File Nos. 33-3076 and 811-4576

To the Securities and Exchange Commission:

      On behalf of Bond Fund Series for its series, Oppenheimer Convertible
Securities Fund (the "Fund") and pursuant to Paragraph (b)(4) of Rule 485 under the Securities Act of 1933, as amended (the "1933 Act"), and in connection with an Amendment on Form N-1A which is Post-Effective Amendment
No. 29 to the 1933 Act Registration Statement of the Fund and Amendment No.
31 to its Registration Statement under the Investment Company Act of 1940, as amended, the undersigned counsel, who prepared or reviewed such Amendment, hereby represents to the Commission for filing with such Amendment, that said
Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b) of said Rule 485.

      Please contact me with any questions regarding this filing.

                                          Sincerely,

                                          /s/ W. Wayne Miao
                                          -----------------------------
                                          W. Wayne Miao
                                          Assistant Vice President &
                                          Assistant Counsel
                                          212.323.5039
                                          wmiao@oppenheimerfunds.com

cc:  Mayer, Brown, Rowe & Maw
     KPMG LLP
     Gloria LaFond